Convertible Securities Fund


   A Special Meeting of Shareholders of the Fund was held on August 9, 2000, where shareholders voted on the proposed reorganization of the fund. The reorganization calls for the Convertible Securities Fund to reorganize into the Van Kampen Harbor Fund, an open-end company with similar investment objectives. The reorganization proposal of the Fund was approved by the majority of the shares outstanding and entitled to vote. The numbers are as follows: in favor:
1,808,508.148; against: 161,155.643; abstaining: 63,804.401.